Epsium Enterprise Limited

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

July 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:	Epsium Enterprise Limited

Registration Statement on Form F-1

File No. 333-262852

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Epsium Enterprise Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-262852) initially filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2022, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the resale of the ordinary shares registered on the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Very truly yours,

Epsium Enterprise Limited

By:	/s/ Son I Tam
Name:	Son I Tam
Title:	Chief Executive Officer